Exhibit (a)(1)(B)
May [   ], 2008
Dear Stockholder:
     As you may know, on Friday, May 9, 2008, Tracinda Corporation commenced a tender offer to purchase up to 20 million shares of Ford Motor Company (“Ford”) common stock, par value $0.01 per share, at a price of $8.50 per share, net to the seller in cash. The shares sought in the tender offer represent just under 1% of Ford’s outstanding common stock.
     On May 22, 2008, in response to the tender offer, Ford announced that its Board of Directors had determined that Ford would express no opinion and would be neutral with respect to the tender offer.
     At your request, we are providing for your review Ford’s statement on Schedule 14D-9, which was filed with the Securities and Exchange Commission on May 22, 2008 and contains additional information regarding the Board of Directors’ determination with respect to the tender offer.

Peter J. Sherry, Jr.
Secretary

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